UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41840

WEBUY GLOBAL LTD

35 Tampines Street 92

Singapore 528880

+65 8859 9762

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Initial Bid Price Deficiency Notice

On September 14, 2026 (the “Notification Date”), WEBUY GLOBAL LTD (the “Company”) received a letter (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the closing bid price for its Class A ordinary shares, par value $0.0000462 per share (“Class A Ordinary Shares”), was below $1.00 per share for 30 consecutive business days, from July 31, 2026 to September 11, 2026, and that the Company therefore did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). The Notification Letter does not result in the immediate delisting of the Company’s Class A Ordinary Shares, and the Class A Ordinary Shares will continue to trade on the Nasdaq Capital Market under the symbol “WBUY.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until March 15, 2027 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s Class A Ordinary Shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. Nasdaq may, in its discretion, require the closing bid price to be at least $1.00 for a period in excess of ten (10) consecutive business days, but generally no more than twenty (20) consecutive business days, before determining that the Company has demonstrated an ability to maintain long-term compliance. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten (10) business days prior to March 15, 2027 in order to regain compliance during the Compliance Period.

In the event the Company does not regain compliance by March 15, 2027, the Company may be eligible for an additional 180 calendar day compliance period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the Minimum Bid Price Rule, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Class A Ordinary Shares will be subject to delisting, at which time the Company may appeal the delisting determination to a Nasdaq Hearings Panel. In addition, if during any compliance period the closing bid price of the Class A Ordinary Shares is $0.10 or less for ten consecutive trading days, Nasdaq will issue a delisting determination with respect to the Class A Ordinary Shares.

The Company intends to take all reasonable measures to regain compliance with the Minimum Bid Price Rule. However, there can be no assurance that the Company will be able to maintain compliance with the Minimum Bid Price Rule or maintain compliance with the Nasdaq Capital Market's other continued listing requirements.

On September 18, 2026, the Company issued a press release announcing its receipt of the Notification Letter. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Webuy Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency, dated September 18, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBUY GLOBAL LTD

Date: September 18, 2026	By:	/s/ Bin Xue
	Name:	Bin Xue
	Title:	Chief Executive Officer

 3